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PINNACLE
Accountancy Group of Utah
Certified Public Accountants

a dba of Heaton & Company, PLLC

INDEPENDENT ACCOUNTANTS' REVIEW REPORT

To Management and Stockholders
Destiny Robotics Corporation

We have reviewed the accompanying financial statements of Destiny Robotics Corporation (the Company), which comprise the balance sheet as of January 17, 2022, and the related statements of operations and changes in stockholders' equity and cash flows for the period from September 15, 2021 (inception) through January 17, 2022, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for my (our) conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter Regarding Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 5 to the financial statements, the Company has incurred losses since inception and has stated that substantial doubt exists about the Company's ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding these matters are also described in Note 5. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this matter.

Pinnacle Accountancy Group of Utah

Pinnacle Accountancy Group of Utah
Farmington, Utah
February 1, 2022

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Destiny Robotics Corporation
BALANCE SHEET
As of January 17, 2022

ASSETS		
CURRENT ASSETS		
Cash and Cash Equivalents	$	1,190
Total Current Assets		**1,190**
PROPERTY AND EQUIPMENT		
Hardware Equipment		225
Less: Accumulated Depreciation		-
Property and Equipment, Net		**225**
TOTAL ASSETS	**$**	**1,415**
LIABILITIES AND STOCKHOLDERS' EQUITY		
CURRENT LIABILITIES		
Total Current Liabilities	$	-
TOTAL LIABILITIES		**-**
STOCKHOLDERS' EQUITY		
Common Stock, $0.00001 par value, 30,000,000 shares authorized, 10,000,000 shares issued and outstanding		100
Additional Paid in Capital		3,7250
Accumulated Deficit		(2,310)
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	**$**	**1,415**

See independent accountants' review report and accompanying notes to these financial statements.

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Destiny Robotics Corporation

INCOME STATEMENT

From September 15, 2021 (inception)
through January 17, 2022

REVENUES	$	-
COST OF GOODS SOLD		-
GROSS PROFIT		-
OPERATING EXPENSES		
Research and Development		225
Legal and Accounting		1,146
Miscellaneous		939
TOTAL OPERATING EXPENSES		**2, 310**
NET INCOME (LOSS)	**$**	**(2, 310)**

See independent accountants' review report and accompanying notes to these financial statements.

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Destiny Robotics Corporation
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
From September 15, 2021 (inception) through January 17, 2022

	Common Stock Shares	Common Stock Amount	Additional Paid-in Capital	Accumulated Deficit	Total Stockholders' Equity
Balance at inception (September 15, 2021)	-	$ -	$ -	$ -	$ -
Issuance of founders' shares for services	10,000,000	100	-	-	100
Contributions from shareholder	-	-	3,725	-	3,725
Net loss	-	-	-	(2,310)	(2,310)
Balance, January 17, 2022	**10,854,997**	**$ 10,855**	**$ 337,145**	**$ (331,421)**	**$ 16,579**

See independent accountants' review report and accompanying notes to these financial statements.

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Destiny Robotics Corporation
CASH FLOW STATEMENT
From September 15, 2021 (inception) through January 17, 2022

CASH PROVIDED (USED) BY OPERATIONS		
Net Income (Loss)	$	(2,310)
Cash Provided (Used) by Operation		(2,310)
CASH PROVIDED (USED) BY INVESTING		
Purchase of Property and Equipment		(225)
Cash Provided (Used) by Investing Activities		(225)
CASH PROVIDED (USED) BY FINANCING		
Contributions from shareholder		3,725
Cash Provided by Financing Activities		3,725
NET INCREASE (DECREASE) IN CASH BALANCE		**1,190**
BEGINNING CASH BALANCE	**$**	**-**
ENDING CASH BALANCE	**$**	**1,190**

Supplemental Disclosures:

Cash paid for interest expense	$	-
Cash paid for income taxes	$	-

See independent accountants' review report and accompanying notes to these financial statements.

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Destiny Robotics Corporation
Unaudited Notes to the Financial Statements
From September 15, 2021 (inception) through January 17, 2022

NOTE 1- NATURE OF OPERATIONS

Destiny Robotics Corporation ("Destiny Robotics", the "Company", or "we") was formed as a Delaware corporation on September 15, 2021. The Company's headquarters are in Florida. The Company develops and markets an online marketplace for artificial intelligence solutions and products.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Significant Risks and Uncertainties

The Company has a limited operating history. Its business and operations are subject to customary risks and uncertainties associated with dependence on key personnel, competition or change in consumer taste, and the need to obtain additional financing.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of revenues and expenses during the reporting period. Actual results could materially differ from these estimates. Significant estimates include the values of services provided in exchange for issuance of stock and accrued liabilities. It is reasonably possible that changes in estimates will occur in the near term.

Cash and Cash Equivalents

The Company considers all highly liquid investments with the original maturities of three months or less to be cash equivalents. The Company maintains its cash on deposit with a well-established and widely known bank, which management considers to be financially stable and credit worthy. Deposited cash balances are insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000.

Fair Value of Financial Instruments

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in

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measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1- Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of the date of these financial statements. The respective carrying value of all financial instruments approximated their fair values. These financial instruments include SAFE notes (see Note 6). Fair values of these items have been determined to approximate their carrying values because the instruments have been outstanding for a very short time, and market circumstances have not changed materially since the instruments were originated.

Income Taxes

The Company applies ASC 740 "Income Taxes" ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any, and the change during the period in deferred tax assets and liabilities. The Company has generated a net loss for the period from September 15, 2021 (inception) through January 17, 2022, and has recorded no current income tax provision.

General & Administrative Costs

The primary components of general & administrative costs are miscellaneous and business development costs. The Company expenses advertising costs as they are incurred.

Research & Development

The Company expenses research and development costs as they are incurred. Research and development costs consist of contract and professional services. For the period from

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September 15, 2021 (inception) through January 17, 2022, the Company had $225 of research and development expenses.

Organizational Costs

In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fee, and costs of incorporation, are expensed as incurred

Stock-based Compensation

The stock-based compensation expense incurred by the Company for employees, non-employees and directors is based on ASC 718, and the fair market value is measured at the grant date. The expense will be recognized over the required service period in exchange for the reward- known as the requisite service period. No compensation cost is recognized for equity instruments for which employees or non-employees do not render the requisite service.

Loss per Share

The Company calculates earnings (loss) per share in accordance with ASC 260, “Earnings Per Share.” Basic earnings (loss) per share is computed by dividing net income (loss) by the weighted-average number of shares of common stock outstanding during the period. Diluted earnings (loss) per share gives effect to dilutive convertible securities, options, warrants and other potential common stock outstanding during the period; only in periods in which such effect is dilutive. The dilutive effect of any potential common shares is not reflected in diluted earnings per share because the Company incurred a net loss for the period from September 15, 2021 (inception) through January 17, 2022, and the effect of including these potential common shares in the net loss per share calculations would be anti-dilutive.

Share-based Compensation

In accordance with ASC 718, Compensation – Stock Based Compensation, share-based compensation to employees and non-employees is recorded based on the grant date fair market value of the equity instrument issued with an expense recognized over the requisite service or vesting period.

NOTE 3 - CASH

Substantially all the Company's cash is held in a large, widely recognized bank which is insured by the FDIC and which management considers financially stable and reliable. Cash balance was $1,190 as of January 17, 2022.

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NOTE 4 - STOCKHOLDERS' EQUITY

The Company is authorized to issue 30,000,000 shares of common stock with a par value of $0.00001. As of January 17, 2021, 10,000,000 shares of Common Stock are outstanding.

The Company issued 10,000,000 shares of common stock as founders' shares and stock for services from September 15, 2021 (inception) through January 17, 2022. The shares were valued at $100.

NOTE 5 - GOING CONCERN

These financial statements are prepared on a going concern basis. The Company began operations in 2021 and has incurred losses since Inception through January 17, 2022. Since Inception, the Company has relied on securing shareholder investments and contributions from the founders. As of January 17, 2022, the Company had limited working capital and will likely incur losses prior to generating positive working capital. These matters raise substantial doubt about the Company's ability to continue as a going concern. During the next 12 months, the Company intends to fund its operations with additional funding and funds from revenue producing activities, if and when such can be realized. If the Company cannot secure additional short-term capital, it may cease operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

NOTE 7 - INCOME TAXES

The Company follows the provisions of ASC 740, "Income Taxes." This standard requires a company to determine whether it is more likely than not that a tax position will be sustained upon examination based upon the technical merits of the position. If the more-likely-than-not threshold is met, a company must measure the tax position to determine the amount to recognize in the financial statements. As a result of the implementation of this standard, company will file taxes accordingly to its proper deadlines. The Company has not filed taxes yet as it was incorporated on September 15, 2021.

The amount of unused tax losses ("NOL") available for carryforward and to be applied against taxable income in future years totaled approximately $2,310 as of January 17, 2022. This amount is completely offset by a valuation allowance of $2,310 leaving a total deferred tax asset balance of $0 as of January 17, 2022.

All tax years since inception remain subject to examination by major taxing jurisdictions.

NOTE 8– RELATED PARTY TRANSACTIONS

During the period from September 15, 2021 (inception) through January 17, 2022, the sole officer and director of the Company contributed $3,725 to the Company to pay for expenses, purchase fixed assets and to open a bank account.

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The sole officer and director of the Company received 5,500,000 shares of common stock valued at $55 as founders’ shares.

NOTE 9– SUBSEQUENT EVENTS

The Company has evaluated events subsequent to the balance sheet through February 1, 2022, which is the date the financial statements were available to be issued and noted no events requiring disclosure.